King & Spalding LLP 1185 Avenue of the Americas, 35th Floor
New York, NY 10036-4003 Tel: +1 212 556 2100 Fax: +1 212 556 2222 www.kslaw.com

Timothy M. Fesenmyer Partner Direct Dial: +1 212 556 2336 Direct Fax: +1 212 556 2222 tfesenmyer@kslaw.com

April 18, 2019

VIA EDGAR

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn: Edwin S. Kim

RE:	Xerox Holdings Corporation
Registration Statement on Form S-4
Filed March 15, 2019
File No. 333-230342

Dear Mr. Kim:

We are writing on behalf of our client, Xerox Holdings Corporation, a New York corporation (the “Company”), to provide, on a supplemental basis, our response to the letter of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated April 11, 2019 (the “Comment Letter”), relating to the above Registration Statement on Form S-4 (the “Registration Statement”). Set forth below are the Company’s responses to the comments raised in the Comment Letter. For the convenience of the Staff, each comment in the Comment Letter is reprinted in bold, italicized text and is followed by the Company’s corresponding response.

The changes made to the Registration Statement in response to the Staff’s comments will be set forth in Amendment No. 1 to the Registration Statement (“Revised Registration Statement”), which the Company intends to file with the Commission via EDGAR on or about the date hereof. Capitalized terms used and not otherwise defined herein have the respective meanings ascribed to such terms in the Revised Registration Statement. Page references set forth in a response to a comment are to the corresponding page in the Revised Registration Statement.

Registration Statement on Form S-4

Proposal 1- Approval of the Holding Company Reorganization

Edwin S. Kim

United States Securities and Exchange Commission

April 18, 2019

Preferred Stock, page 21

1.

You indicate that Xerox Holdings Series A Preferred Stock will have the same designations, rights, powers and preferences, and same qualifications, limitations and restrictions as the existing shares of Xerox Corp. Series B Preferred Stock, except for the addition of 1-for-10 voting rights. Please provide a brief description of how the rights of Xerox Holdings Series A Preferred Stock holders, which will initially only consist of Darwin Deason, will differ from common stockholders, including the dividend, redemption or conversion rights.

In response to the Staff’s comment, we have amended the disclosure on page 22 of the Revised Registration Statement to provide a brief description of such rights.

Background of the Holding Company Reorganization, page 23

2.

Please expand your background of the holding company reorganization transaction discussion to provide more details of the strategic growth opportunities that senior management and the board were evaluating since December 2018 to the extent material.

In response to the Staff’s comment, we have amended the disclosure on page 25 of the Revised Registration Statement to clarify that the Xerox Board’s determination to pursue the holding company reorganization transaction was not based on or in connection with any particular strategic growth opportunity.

3.

Please clarify whether the Fuji Xerox Co. Ltd. (“Fuji Xerox”) joint venture between Xerox Corp. and Fuji Photofilm Co., Ltd (“Fuji”) and the related 2001 Joint Enterprise Contract had a material impact on your proposed holding company structure.

In response to the Staff’s comment, we have amended the disclosure on page 25 of the Revised Registration Statement to clarify that the Xerox Board considered the implications of the holding company reorganization transaction on its relationships and contractual arrangements with Fujifilm and Fuji Xerox and to expand our disclosure of reasons for the holding company reorganization with additional specificity regarding Fujifilm and Fuji Xerox.

Reasons for the Holding Company Reorganization, page 24

4.	Please clarify how the proposed holding company structure will provide Xerox Corp. with the flexibility to develop and realize a range of strategic growth opportunities.

In response to the Staff’s comment, we have amended the disclosure on page 25 of the Revised Registration Statement to provide examples of the flexibility achievable through the holding company structure.

5.

Please clarify whether the reorganization transaction requires the approval of Fuji or FujiXerox pursuant to the 2001 Joint Enterprise Contract. To the extent there is a risk that the reorganization transaction may result in a termination or partial termination by Fuji as a result of a change in control provision or any other reason, please clarify such risk and describe the provisions of the 2001 Joint Enterprise Contract that may be implicated.

Edwin S. Kim

United States Securities and Exchange Commission

April 18, 2019

In response to the Staff’s comment, we have amended the disclosure on pages 25 and 18-19 of the Revised Registration Statement to clarify that the holding company reorganization does not require the approval of Fujifilm or Fuji Xerox under the Joint Enterprise Contract and to expand our risk factor disclosure with additional specificity regarding our arrangements with Fujifilm and Fuji Xerox.

If you have any questions or require any additional information regarding the foregoing, please call me at (212) 556-2336 or my partner, James C. Woolery, at (212) 556-2108.

Very truly yours,

/s/ Timothy M. Fesenmyer

Timothy M. Fesenmyer

Copies to:

Louis J. Pastor, Xerox Corporation

James C. Woolery, King & Spalding LLP